You On Demand Holdings, Inc.
27 Union Square West, Suite 502
New York, New York 10003

June 17, 2014

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Larry Spirgel, Assistant Director

Re:	You On Demand Holdings, Inc.
Registration Statement on Form S-3
File No. 333-193786

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, You On Demand Holdings, Inc. (the “Company”) hereby requests that the effective date for the Registration Statement referred to above, as amended, and all exhibits thereto, be accelerated so that it will be declared effective at 5:00 p.m. Eastern Standard Time on June 18, 2014, or as soon thereafter as is practicable.

In connection with the foregoing request for acceleration of effectiveness, the Company acknowledges that:

should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this request, please do not hesitate to contact the undersigned at (212) 206-1216, or our counsel, William N. Haddad, at (212) 549-0379.

Very truly yours,

/s/ Marc Urbach
Chief Financial Officer

cc:           William N. Haddad, Esq. (Reed Smith LLP)